Condensed Consolidated Balance Sheets

(CDN$ thousands) unaudited	Note	June 30, 2015	December 31, 2014
Assets			
Current Assets			
Cash		$ 1,002	$ 2,036
Accounts receivable	3	161,284	199,745
Deferred financial assets	15	83,617	215,706
Other current assets		14,868	8,241
		260,771	425,728
Property, plant and equipment:			
Oil and natural gas properties (full cost method)	4	1,852,801	2,632,474
Other capital assets, net	4	20,265	20,591
Property, plant and equipment		1,873,066	2,653,065
Goodwill		637,429	624,390
Deferred income tax asset		685,988	348,117
Deferred financial assets	15	6,446	30,997
Total Assets		$ 3,463,700	$ 4,082,297
Liabilities			
Current liabilities			
Accounts payable	6	$ 317,043	$ 351,006
Dividends payable		10,311	18,516
Current portion of long-term debt	7	13,472	98,933
Deferred income tax liability		16,254	50,805
Deferred financial credits	15	17,819	10,826
		374,899	530,086
Deferred financial credits	15	–	2,396
Long-term debt	7	1,108,210	1,037,997
Asset retirement obligation	8	282,474	288,692
		1,390,684	1,329,085
Total Liabilities		1,765,583	1,859,171
Shareholders' Equity			
Share capital – authorized unlimited common shares, no par value			
Issued and outstanding: June 30, 2015 – 206 million shares			
December 31, 2014 – 206 million shares	14	3,126,568	3,120,002
Paid-in capital	14	53,106	46,906
Accumulated deficit		(1,723,304)	(1,039,260)
Accumulated other comprehensive income/(loss)		241,747	95,478
		1,698,117	2,223,126
Total Liabilities & Equity		$ 3,463,700	$ 4,082,297

Contingencies 16

See accompanying notes to the Condensed Consolidated Financial Statements

Condensed Consolidated Statements of Income/(Loss) and Comprehensive Income/(Loss)

(CDN$ thousands) unaudited	Note	Three months ended June 30,		Six months ended June 30,	
		2015	2014	2015	2014
Revenues					
Oil and natural gas sales, net of royalties	9	$ 251,730	$ 414,925	$ 456,690	$ 822,665
Commodity derivative instruments gain/(loss)	15	(19,751)	(44,069)	30,647	(76,666)
		231,979	370,856	487,337	745,999
Expenses					
Production taxes		14,220	19,974	25,033	39,846
Operating		76,744	86,018	164,471	165,875
Transportation		28,018	22,630	54,501	44,963
General and administrative	10	24,262	28,180	56,342	57,303
Depletion, depreciation, amortization and accretion		137,403	148,656	269,753	280,836
Asset impairment	5	497,247	–	764,858	–
Interest	11	16,121	16,522	33,154	31,701
Foreign exchange (gain)/loss	12	(27,656)	(7,225)	76,546	(5,756)
Other expense/(income)		(85)	(360)	8,527	2,552
		766,274	314,395	1,453,185	617,320
Income/(loss) before taxes		(534,295)	56,461	(965,848)	128,679
Current income tax expense/(recovery)	13	(102)	3,797	(39)	11,475
Deferred income tax expense/(recovery)	13	(221,649)	12,707	(360,059)	37,210
Net Income/(Loss)		$ (312,544)	$ 39,957	$ (605,750)	$ 79,994
Other Comprehensive Income/(Loss)					
Changes due to marketable securities (net of tax)					
Unrealized gain/(loss)		–	–	–	(145)
Realized (gain)/loss reclassified to net income		–	–	–	2,503
Change in cumulative translation adjustment		(30,490)	(43,414)	146,269	2,230
Other Comprehensive Income/(Loss)		(30,490)	(43,414)	146,269	4,588
Total Comprehensive Income/(Loss)		$ (343,034)	$ (3,457)	$ (459,481)	$ 84,582
Net income/(loss) per share					
Basic	14	$ (1.52)	$ 0.20	$ (2.94)	$ 0.39
Diluted	14	$ (1.52)	$ 0.19	$ (2.94)	$ 0.39

See accompanying notes to the Condensed Consolidated Financial Statements

Condensed Consolidated Statements of Changes in Shareholders' Equity

Six months ended June 30 (CDN$ thousands) unaudited		2015		2014
Share Capital				
Balance, beginning of year	$	3,120,002	$	3,061,839
Stock Option Plan – cash		3,205		19,193
Share-based compensation – settled		3,094		–
Stock Option Plan – exercised		267		3,683
Stock Dividend Plan		–		17,487
Balance, end of period	$	3,126,568	$	3,102,202
Paid-in Capital				
Balance, beginning of year	$	46,906	$	38,398
Share-based compensation – settled		(3,094)		–
Stock Option Plan – exercised		(267)		(3,683)
Share-based compensation – non-cash		9,561		6,494
Balance, end of period	$	53,106	$	41,209
Accumulated Deficit				
Balance, beginning of year	$	(1,039,260)	$	(1,117,238)
Net income/(loss)		(605,750)		79,994
Dividends		(78,294)		(110,149)
Balance, end of period	$	(1,723,304)	$	(1,147,393)
Accumulated Other Comprehensive Income/(Loss)				
Balance, beginning of year	$	95,478	$	(50,697)
Changes due to marketable securities (net of tax)				
Unrealized gain/(loss)		–		(145)
Realized (gain)/loss reclassified to net income		–		2,503
Change in cumulative translation adjustment		146,269		2,230
Balance, end of period	$	241,747	$	(46,109)
Total Shareholders' Equity	$	1,698,117	$	1,949,909

See accompanying notes to the Condensed Consolidated Financial Statements

Condensed Consolidated Statements of Cash Flows

(CDN$ thousands) unaudited	Note	Three months ended June 30,		Six months ended June 30,	
		2015	2014	2015	2014
Operating Activities					
Net income/(loss)		$ (312,544)	$ 39,957	$ (605,750)	$ 79,994
Non-cash items add/(deduct):					
Depletion, depreciation, amortization and accretion		137,403	148,656	269,753	280,836
Asset impairment	5	497,247	–	764,858	–
Changes in fair value of derivative instruments	15	73,738	130	161,237	6,939
Deferred income tax expense/(recovery)	13	(221,649)	12,707	(360,059)	37,210
Foreign exchange (gain)/loss on debt and working capital	12	(18,590)	(9,052)	69,424	1,935
Share-based compensation	14	4,591	3,542	9,561	6,494
Amortization of debt issue costs		240	247	480	493
Asset divestments (gain)/loss		–	–	–	2,798
Derivative settlement on senior notes		–	17,024	(39,904)	17,024
Asset retirement obligation expenditures	8	(2,569)	(4,240)	(6,459)	(8,532)
Changes in non-cash operating working capital	17	(22,771)	19,535	3,051	(56,275)
Cash flow from operating activities		135,096	228,506	266,192	368,916
Financing Activities					
Proceeds from the issuance of shares	14	634	13,055	3,205	19,193
Cash dividends	14	(30,935)	(50,508)	(78,294)	(92,662)
Change in bank credit facility		(45,386)	107,280	434	76,710
Repayment of senior notes		(88,897)	(37,898)	(88,897)	(37,898)
Derivative settlement on senior notes		–	(17,024)	39,904	(17,024)
Changes in non-cash financing working capital		(15)	103	(8,222)	204
Cash flow from financing activities		(164,599)	15,008	(131,870)	(51,477)
Investing Activities					
Capital and office expenditures		(149,439)	(205,623)	(317,327)	(423,816)
Property and land acquisitions		1,011	(3,231)	1,247	(13,200)
Property dispositions		187,801	(525)	191,513	116,700
Sale of marketable securities		–	–	–	13,300
Changes in non-cash investing working capital		(12,148)	(35,482)	(11,217)	(10,805)
Cash flow from investing activities		27,225	(244,861)	(135,784)	(317,821)
Effect of exchange rate changes on cash		677	(2,392)	428	(610)
Change in cash		(1,601)	(3,739)	(1,034)	(992)
Cash, beginning of period		2,603	5,737	2,036	2,990
Cash, end of period		$ 1,002	$ 1,998	$ 1,002	$ 1,998

See accompanying notes to the Condensed Consolidated Financial Statements

NOTES

Notes to Condensed Consolidated Financial Statements

(unaudited)

1) REPORTING ENTITY

These interim Condensed Consolidated Financial Statements ("interim Consolidated Financial Statements") and notes present the financial position and results of Enerplus Corporation ("The Company" or "Enerplus") including its Canadian and U.S. subsidiaries. Enerplus is a North American crude oil and natural gas exploration and development company. Enerplus is publicly traded on the Toronto and New York stock exchanges under the ticker symbol ERF. Enerplus' head office is located in Calgary, Alberta, Canada. The interim Consolidated Financial Statements were authorized for issue by the Board of Directors on August 6, 2015.

2) BASIS OF PREPARATION

Enerplus' interim Consolidated Financial Statements present its results of operations and financial position under accounting principles generally accepted in the United States of America ("U.S. GAAP") for the three and six months ended June 30, 2015 and the 2014 comparative periods. Certain information and notes normally included with the annual audited Consolidated Financial Statements have been condensed or have been disclosed on an annual basis only. Accordingly, these interim Consolidated Financial Statements should be read in conjunction with Enerplus' audited Consolidated Financial Statements as of December 31, 2014. There are no differences in the use of estimates or judgments between these interim Consolidated Financial Statements and the audited Consolidated Financial Statements and notes thereto for the year ended December 31, 2014.

These unaudited interim Consolidated Financial Statements reflect, in the opinion of Management, all normal and recurring adjustments necessary to present fairly the financial position and results of the Company as at and for the periods presented.

3) ACCOUNTS RECEIVABLE

($ thousands)	June 30, 2015	December 31, 2014
Accrued receivables	$ 130,839	$ 136,949
Accounts receivable – trade	26,389	41,618
Current income tax receivable	6,798	23,900
Allowance for doubtful accounts	(2,742)	(2,722)
Total accounts receivable	$ 161,284	$ 199,745

4) PROPERTY, PLANT AND EQUIPMENT ("PP&E")

As at June 30, 2015 ($ thousands)	Cost	Accumulated Depletion, Depreciation, and Impairment	Net Book Value
Oil and natural gas properties	$ 12,945,978	$ (11,093,177)	$ 1,852,801
Other capital assets	101,274	(81,009)	20,265
Total PP&E	$ 13,047,252	$ (11,174,186)	$ 1,873,066

As at December 31, 2014 ($ thousands)	Cost	Accumulated Depletion, Depreciation, and Impairment	Net Book Value
Oil and natural gas properties	$ 12,478,953	$ (9,846,479)	$ 2,632,474
Other capital assets	97,893	(77,302)	20,591
Total PP&E	$ 12,576,846	$ (9,923,781)	$ 2,653,065

5) ASSET IMPAIRMENT

($ thousands)	Three months ended June 30,		Six months ended June 30,	
	2015	2014	2015	2014
Oil and natural gas properties:				
Canada cost centre	$ 28,100	$ –	$ 28,100	$ –
U.S. cost centre	469,147	–	736,758	–
Total impairment expense	$ 497,247	$ –	$ 764,858	$ –

The impairments for the three and six months ended June 30, 2015 were due to lower 12-month average trailing crude oil and natural gas prices.

The following table outlines the 12-month average trailing benchmark prices and exchange rates used in Enerplus' ceiling tests from June 30, 2014 through June 30, 2015:

Period	WTI Crude Oil US$/bbl	Exchange Rate US$/CDN$	Edm Light Crude CDN$/bbl	U.S. Henry Hub Gas US$/Mcf	AECO Natural Gas Spot CDN$/Mcf
Q2 2015	$ 71.75	$ 1.16	$ 75.83	$ 3.42	$ 3.33
Q1 2015	82.73	1.14	84.61	3.88	3.86
Q4 2014	94.99	1.09	94.84	4.30	4.60
Q3 2014	99.08	1.08	95.97	4.23	4.42
Q2 2014	100.27	1.06	98.28	4.08	4.05

6) ACCOUNTS PAYABLE

($ thousands)	June 30, 2015	December 31, 2014
Accrued payables	$ 230,815	$ 239,773
Accounts payable – trade	86,228	111,233
Total accounts payable	$ 317,043	$ 351,006

7) DEBT

($ thousands)	June 30, 2015	December 31, 2014
Current:		
Senior notes	$ 13,472	$ 98,933
	13,472	98,933
Long-term:		
Bank credit facility	$ 80,351	$ 79,917
Senior notes	1,027,859	958,080
	1,108,210	1,037,997
Total debt	$ 1,121,682	$ 1,136,930

8) ASSET RETIREMENT OBLIGATION

Enerplus has estimated the present value of its asset retirement obligation to be $282.5 million at June 30, 2015 compared to $288.7 million at December 31, 2014 based on a total undiscounted liability of $698.2 million and $730.9 million, respectively. The asset retirement obligation was calculated using a weighted credit-adjusted risk-free rate of 5.95% (December 31, 2014 – 5.92%).

($ thousands)	Six months ended June 30, 2015	Year ended December 31, 2014
Balance, beginning of year	$ 288,692	$ 291,761
Change in estimates	4,779	4,378
Property acquisitions and development activity	586	1,778
Dispositions	(13,411)	(4,313)
Settlements	(6,459)	(19,409)
Accretion expense	8,287	14,497
Balance, end of period	$ 282,474	$ 288,692

9) OIL AND NATURAL GAS SALES

	Three months ended June 30		Six months ended June 30	
($ thousands)	2015	2014	2015	2014
Oil and natural gas sales	$ 298,433	$ 504,551	$ 542,510	$ 999,575
Royalties[1]	(46,703)	(89,626)	(85,820)	(176,910)
Oil and natural gas sales, net of royalties	$ 251,730	$ 414,925	$ 456,690	$ 822,665

(1)   Royalties above do not include production taxes which are reported separately on the Condensed Consolidated Statements of Income/(Loss).

10) GENERAL AND ADMINISTRATIVE EXPENSE

	Three months ended June 30		Six months ended June 30	
($ thousands)	2015	2014	2015	2014
General and administrative expense	$ 19,872	$ 18,672	$ 41,307	$ 39,201
Share-based compensation expense	4,390	9,508	15,035	18,102
General and administrative expense	$ 24,262	$ 28,180	$ 56,342	$ 57,303

11) INTEREST EXPENSE

	Three months ended June 30		Six months ended June 30	
($ thousands)	2015	2014	2015	2014
Realized:				
Interest on bank debt and senior notes	$ 15,881	$ 15,962	$ 32,674	$ 30,628
Unrealized:				
Cross currency interest rate swap (gain)/loss	–	313	–	580
Amortization of debt issue costs	240	247	480	493
Interest expense	$ 16,121	$ 16,522	$ 33,154	$ 31,701

12) FOREIGN EXCHANGE

($ thousands)	Three months ended June 30 2015	Three months ended June 30 2014	Six months ended June 30 2015	Six months ended June 30 2014
Realized:				
Foreign exchange (gain)/loss	$ 8,402	$ 16,626	$ (27,172)	$ 16,676
Unrealized:				
Translation of U.S. dollar debt and working capital (gain)/loss	(18,590)	(9,052)	69,424	1,935
Cross currency interest rate swap (gain)/loss	–	(14,885)	–	(16,130)
Foreign exchange derivatives (gain)/loss	(17,468)	86	34,294	(8,237)
Foreign exchange (gain)/loss	$ (27,656)	$ (7,225)	$ 76,546	$ (5,756)

13) INCOME TAXES

($ thousands)	Three months ended June 30 2015	Three months ended June 30 2014	Six months ended June 30 2015	Six months ended June 30 2014
Current tax expense/(recovery)				
Canada	$ (400)	$ (190)	$ (400)	$ (374)
United States	298	3,987	361	11,849
Current tax expense/(recovery)	(102)	3,797	(39)	11,475
Deferred tax expense/(recovery)				
Canada	$ (27,676)	$ (7,005)	$ (36,939)	$ (5,318)
United States	(193,973)	19,712	(323,120)	42,528
Deferred tax expense/(recovery)	(221,649)	12,707	(360,059)	37,210
Income tax expense/(recovery)	$ (221,751)	$ 16,504	$ (360,098)	$ 48,685

The difference between the expected income taxes based on the statutory income tax rate and the effective income taxes for the current and prior period is impacted by the following: expected annual earnings, foreign rate differentials for foreign operations, statutory and other rate differentials, the reversal or recognition of previously unrecognized deferred tax assets, non-taxable portions of capital gains and losses, and non-deductible share-based compensation.

14) SHAREHOLDERS' EQUITY

a) Share Capital

	Six months ended June 30 2015		Year ended December 31 2014	
Authorized unlimited number of common shares Issued: (thousands)	Shares	Amount	Shares	Amount
Balance, beginning of year	205,732	$ 3,120,002	202,758	$ 3,061,839
Issued for cash:				
Stock Option Plan	234	3,205	1,944	31,350
Non-cash:				
Share-based compensation – settled	258	3,094	–	–
Stock Option Plan – exercised	–	267	–	4,978
Stock Dividend Plan[1]	–	–	1,030	21,835
Balance, end of period	206,224	$ 3,126,568	205,732	$ 3,120,002

(1) Effective with the October 2014 dividend, Enerplus suspended the Stock Dividend Plan.

b) Dividends

($ thousands)	Three months ended June 30		Six months ended June 30	
	2015	2014	2015	2014
Cash dividends	$ 30,935	$ 50,508	$ 78,294	$ 92,662
Stock dividends[(1)]	–	4,706	–	17,487
Dividends to shareholders	$ 30,935	$ 55,214	$ 78,294	$ 110,149

(1) Effective with the October 2014 dividend, Enerplus suspended the Stock Dividend Plan.

c) Share-based Compensation

The following table summarizes Enerplus' share-based compensation expense, which is included in General and Administrative expense on the Consolidated Statements of Income/(Loss):

($ thousands)	Three months ended June 30		Six months ended June 30	
	2015	2014	2015	2014
Cash:				
Long-term incentive plans expense	$ (1,233)	$ 10,648	$ 6,041	$ 17,512
Non-cash:				
Long-term incentive plans expense	4,453	2,856	9,035	3,691
Stock option plan expense	138	686	526	2,803
Equity swap (gain)/loss	1,032	(4,682)	(567)	(5,904)
Share-based compensation expense	$ 4,390	$ 9,508	$ 15,035	$ 18,102

(i) Long-term Incentive ("LTI") Plans

In 2014, the Performance Share Unit ("PSU") and Restricted Share Unit ("RSU") plans were amended such that grants under the plans are settled through the issuance of treasury shares. The amendment was effective beginning with our grant in March of 2014 and any prior grants will continue to be settled in cash.

The following table summarizes the PSU, RSU and Director Share Unit ("DSU") activity for the six months ended June 30, 2015:

For the six months ended June 30, 2015 (thousands of units)	Cash-settled LTI plans			Equity-settled LTI Plans		
	PSU	RSU	DSU	PSU	RSU	Total
Balance, beginning of year	406	398	122	510	775	2,211
Granted	–	–	77	948	1,389	2,414
Vested	(120)	(214)	(19)	–	(258)	(611)
Forfeited	(10)	(27)	–	(13)	(109)	(159)
Balance, end of period	276	157	180	1,445	1,797	3,855

Cash-settled LTI Plans

For the three and six months ended June 30, 2015 the Company recorded a cash share-based compensation recovery of $1.2 million and an expense of $6.0 million, respectively (June 30, 2014 – $10.6 million expense and $17.5 million expense). For the three and six months ended June 30, 2015 the Company made cash payments of nil and $5.6 million, respectively, related to its cash-settled plans (June 30, 2014 – $0.3 million and $11.8 million).

The following table summarizes the cumulative share-based compensation expense recognized to-date, which has been recorded to Accounts Payable on the Consolidated Balance Sheets. Unrecognized amounts will be recorded to cash share-based compensation expense over the remaining vesting terms.

At June 30, 2015 ($ thousands, except for years)		PSU[1]		RSU		DSU		Total
Cumulative recognized share-based compensation expense	$	10,103	$	2,326	$	2,329	$	14,758
Unrecognized share-based compensation expense		1,215		302		–		1,517
Intrinsic value	$	11,318	$	2,628	$	2,329	$	16,275
Weighted-average remaining contractual term (years)		0.5		0.4		–		

(1) Includes estimated performance multipliers.

Equity-settled LTI Plans

For the three and six months ended June 30, 2015 the Company recorded non-cash share-based compensation expense of $4.5 million and $9.0 million, respectively (2014 – $2.9 million and $3.7 million).

The following table summarizes the cumulative share-based compensation expense recognized to-date which is recorded to Paid-in Capital on the Consolidated Balance Sheets. Unrecognized amounts will be recorded to non-cash share-based compensation expense over the remaining vesting terms.

At June 30, 2015 ($ thousands, except for years)		PSU[1]		RSU		Total
Cumulative recognized share-based compensation expense	$	5,099	$	13,284	$	18,383
Unrecognized share-based compensation expense		10,997		15,534		26,531
Fair value	$	16,096	$	28,818	$	44,914
Weighted-average remaining contractual term (years)		2.1		1.6		

(1) Includes estimated performance multipliers.

(ii) Stock Option Plan

The Company did not grant any stock options for the three and six months ended June 30, 2015. The following table summarizes the stock option plan activity for the period ended June 30, 2015:

Period ended June 30, 2015	Number of Options (thousands)		Weighted Average Exercise Price
Options outstanding, beginning of year	10,368	$	18.65
Granted	–		–
Exercised	(234)		13.71
Forfeited	(653)		20.01
Options outstanding, end of period	9,481	$	18.68
Options exercisable, end of period	7,489	$	19.96

At June 30, 2015 7,489,000 options were exercisable at a weighted average reduced exercise price of $19.96 with a weighted average remaining contractual term of 3.7 years, giving an aggregate intrinsic value of nil (2014 – $36.7 million). The intrinsic value of options exercised for the three and six months ended June 30, 2015 was $0.1 million and $0.2 million, respectively (June 30, 2014 – $5.2 million and $8.1 million).

At June 30, 2015 the total share-based compensation expense related to non-vested options not yet recognized was $0.4 million. The expense is expected to be recognized in net income over a weighted-average period of 0.7 years.

d) Paid-in Capital

The following table summarizes the paid-in capital activity for the six months ended June 30, 2015 and the year ended December 31, 2014:

($ thousands)	Six months ended June 30, 2015	Year Ended December 31, 2014
Balance, beginning of year	$ 46,906	$ 38,398
Share-based compensation – settled	(3,094)	–
Stock Option Plan – exercised	(267)	(4,978)
Share-based compensation – non-cash	9,561	13,486
Balance, end of period	$ 53,106	$ 46,906

e) Basic and Diluted Earnings Per Share

Net income/(loss) per share has been determined as follows:

(thousands, except per share amounts)	Three months ended June 30, 2015	Three months ended June 30, 2014	Six months ended June 30, 2015	Six months ended June 30, 2014
Net income/(loss)	$ (312,544)	$ 39,957	$ (605,750)	$ 79,994
Weighted average shares outstanding – Basic	206,208	204,158	206,028	203,671
Dilutive impact of share-based compensation[1]	–	4,364	–	3,892
Weighted average shares outstanding – Diluted	206,208	208,522	206,028	207,563
Net income/(loss) per share				
Basic	$ (1.52)	$ 0.20	$ (2.94)	$ 0.39
Diluted[1]	(1.52)	0.19	(2.94)	0.39

(1)   For the three and six months ended June 30, 2015 the impact of share-based compensation was anti-dilutive as a conversion to shares would not increase the loss per share.

15) FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

a) Fair Value Measurements

At June 30, 2015 the carrying value of cash, accounts receivable, accounts payable, dividends payable and bank credit facilities approximated their fair value due to the short-term maturity of the instruments.

At June 30, 2015 senior notes had a carrying value of $1,041.3 million and a fair value of $1,121.0 million (December 31, 2014 – $1,057.0 million and $1,150.0 million, respectively).

There were no transfers between fair value hierarchy levels during the period.

b) Derivative Financial Instruments

The deferred financial assets and credits on the Consolidated Balance Sheets result from recording derivative financial instruments at fair value.

The following table summarizes the change in fair value for the three and six months ended June 30, 2015 and 2014.

Gain/(Loss) ($ thousands)	Three months ended June 30,		Six months ended June 30,		Income Statement Presentation
	2015	2014	2015	2014	
Cross Currency Interest Rate Swap					
Interest	$ –	$ (313)	$ –	$ (580)	Interest expense
Foreign Exchange	–	14,885	–	16,130	Foreign exchange
Foreign Exchange Derivatives	17,468	(86)	(34,294)	8,237	Foreign exchange
Electricity Swaps	2,642	228	1,715	182	Operating expense
Equity Swaps	(1,032)	4,682	567	5,904	General and administrative expense
Commodity Derivative Instruments:					
Oil	(71,085)	(24,810)	(107,044)	(34,203)	Commodity derivative
Gas	(21,731)	5,284	(22,181)	(2,609)	instruments
Total	$ (73,738)	$ (130)	$ (161,237)	$ (6,939)	

The following table summarizes the income statement effects of Enerplus' commodity derivative instruments:

($ thousands)	Three months ended June 30,		Six months ended June 30,	
	2015	2014	2015	2014
Change in fair value gain/(loss)	$ (92,816)	$ (19,526)	$ (129,225)	$ (36,812)
Net realized cash gain/(loss)	73,065	(24,543)	159,872	(39,854)
Commodity derivative instruments gain/(loss)	$ (19,751)	$ (44,069)	$ 30,647	$ (76,666)

The following table summarizes the fair values at the respective period ends:

($ thousands)	June 30, 2015			December 31, 2014			
	Assets		Liabilities	Assets		Liabilities	
	Current	Long-term	Current	Current	Long-term	Current	Long-term
Foreign Exchange Derivatives	$ 2,519	$ –	$ 14,966	$ 1,616	$ 28,665	$ 8,434	$ –
Electricity Swaps	347	–	–	–	–	1,368	–
Equity Swaps	–	–	2,853	–	–	1,024	2,396
Commodity Derivative Instruments:							
Oil	53,697	6,446	–	167,187	–	–	–
Gas	27,054	–	–	46,903	2,332	–	–
Total	$ 83,617	$ 6,446	$ 17,819	$ 215,706	$ 30,997	$ 10,826	$ 2,396

c) Risk Management

(i) Market Risk

Market risk is comprised of commodity price, foreign exchange, interest rate and equity price risk.

Commodity Price Risk:

Enerplus manages a portion of commodity price risk through a combination of financial derivative and physical delivery sales contracts. Enerplus' policy is to enter into commodity contracts subject to a maximum of 80% of forecasted production volumes net of royalties and production taxes.

The following tables summarize the Corporation's price risk management positions at July 22, 2015:

Crude Oil Instruments:

Instrument Type[1]	bbls/day	US$/bbl
Jul 1, 2015 – Sep 30, 2015		
WTI Swap	8,000	93.86
WTI Purchased Call	4,000	93.00
WTI Sold Put	4,000	62.23
WCS Differential Swap	4,000	(16.61)
MSW Differential Swap	1,000	(3.50)
Oct 1, 2015 – Dec 31, 2015		
WTI Swap	12,500	82.10
WTI Purchased Put	2,000	63.00
WTI Sold Call	2,000	70.00
WTI Purchased Call	4,000	93.00
WTI Sold Put	6,000	57.49
WCS Differential Swap	4,000	(16.61)
MSW Differential Swap	1,000	(3.50)
Jan 1, 2016 – Jun 30, 2016		
WTI Swap	3,000	64.28
WTI Purchased Put	8,000	64.38
WTI Sold Call	8,000	79.38
WTI Sold Put	8,000	50.13
WCS Differential Swap	2,000	(14.50)
Jul 1, 2016 – Dec 31, 2016		
WTI Purchased Put	11,000	64.35
WTI Sold Call	11,000	80.09
WTI Sold Put	11,000	49.34
WCS Differential Swap	2,000	(14.50)

(1) Transactions with a common term have been aggregated and presented at weighted average price/bbl.

Natural Gas Instruments:

Instrument Type	MMcf/day	US$/Mcf
Jul 1, 2015 – Sep 30, 2015		
NYMEX Swap	155.0	3.73
NYMEX Purchased Call	5.0	4.29
NYMEX Sold Put	5.0	3.25
NYMEX Sold Call	5.0	5.00
Oct 1, 2015 – Oct 31, 2015		
NYMEX Swap	115.0	3.85
NYMEX Purchased Call	5.0	4.29
NYMEX Sold Put	5.0	3.25
NYMEX Sold Call	5.0	5.00
Nov 1, 2015 – Dec 31, 2015		
NYMEX Swap	95.0	4.04
NYMEX Purchased Call	5.0	4.29
NYMEX Sold Put	5.0	3.25
NYMEX Sold Call	5.0	5.00
Jan 1, 2016 – Dec 31, 2016		
NYMEX Purchased Put	25.0	3.00
NYMEX Sold Put	25.0	2.50
NYMEX Sold Call	25.0	3.75

Electricity Instruments:

Instrument Type	MWh	CDN$/MWh
Jul 1, 2015 – Dec 31, 2015 AESO Power Swap[1]	16.0	48.30
Jan 1, 2016 – Dec 31, 2016 AESO Power Swap[1]	12.0	47.00

(1) Alberta Electrical System Operator ("AESO") fixed pricing.

Physical Contracts:

Instrument Type	MMcf/day	US$/Mcf
Jul 1, 2015 – Oct 31, 2015 AECO-NYMEX Basis	60.0	(0.65)
Nov 1, 2015 – Oct 31, 2016 AECO-NYMEX Basis	60.0	(0.67)
Nov 1, 2016 – Oct 31, 2017 AECO-NYMEX Basis	80.0	(0.65)
Nov 1, 2017 – Oct 31, 2018 AECO-NYMEX Basis	80.0	(0.65)
Nov 1, 2018 – Oct 31, 2019 AECO-NYMEX Basis	80.0	(0.64)

Foreign Exchange Risk:

Enerplus is exposed to foreign exchange risk in relation to its U.S. operations, and U.S. dollar denominated senior notes and working capital. Additionally, Enerplus' crude oil sales and a portion of its natural gas sales are based on U.S. dollar indices. Enerplus manages currency risk through the derivative instruments detailed below.

Foreign Exchange Derivatives:

During 2015 Enerplus entered into foreign exchange forward rate swaps for July through December 2015 to buy US$6 million per month at an average US$/CDN$ exchange rate of 1.20 to partially mitigate losses on the foreign exchange collars entered into in 2014.

During 2014 Enerplus entered into foreign exchange collars to protect a portion of its foreign exchange exposure on U.S. dollar denominated oil and gas sales with upside participation in the event the Canadian dollar weakened. As of June 30, 2015 we have US$24 million per month hedged for the remainder of 2015 at an average USD/CDN floor of 1.1088, a ceiling of 1.1845 and a conditional ceiling of 1.1263.

During 2011 Enerplus entered into foreign exchange swaps on US$175.0 million of notional debt at approximately par. During 2015 Enerplus unwound these swaps and recognized a gain of $39.9 million and an offsetting non-cash loss of $27.6 million which have been included in foreign exchange gain/loss on the Consolidated Statements of Income/(Loss).

During 2007 Enerplus entered in foreign exchange swaps on US$54.0 million of notional debt at an average US$/CDN$ exchange rate of 1.02. The remaining $10.8 million notional amount under the swap matures in October 2015 in conjunction with the final principal repayment on the US$54.0 million senior notes.

Interest Rate Risk:

At June 30, 2015 approximately 93% of Enerplus' debt was based on fixed interest rates and 7% was based on floating interest rates. At June 30, 2015 Enerplus did not have any interest rate derivatives outstanding.

Equity Price Risk:

Enerplus is exposed to equity price risk in relation to its long-term incentive plans detailed in Note 14. Enerplus has entered into various equity swaps maturing between 2015 and 2017 and has effectively fixed the figure settlement cost on 524,000 shares at weighted average price of $16.51 per share.

(ii) Credit Risk

Credit risk represents the financial loss Enerplus would experience due to the potential non-performance of counterparties to its financial instruments. Enerplus is exposed to credit risk mainly through its joint venture, marketing and financial counterparty receivables.

Enerplus mitigates credit risk through credit management techniques including conducting financial assessments to establish and monitor counterparties' credit worthiness, setting exposure limits, monitoring exposures against these limits and obtaining financial assurances such as letters of credit, parental guarantees, or third party credit insurance where warranted. Enerplus monitors and manages its concentration of counterparty credit risk on an ongoing basis.

Enerplus' maximum credit exposure at the balance sheet date consists of the carrying amount of its non-derivative financial assets and the fair value of its derivative financial assets. At June 30, 2015 approximately 63% of Enerplus' marketing receivables were with companies considered investment grade.

At June 30, 2015 approximately $4.7 million or 3% of Enerplus' total accounts receivable were aged over 120 days and considered past due. The majority of these accounts are due from various joint venture partners. Enerplus actively monitors past due accounts and takes the necessary actions to expedite collection, which can include withholding production, netting amounts of future payments or seeking other remedies including legal action. Should Enerplus determine that the ultimate collection of a receivable is in doubt, it will provide the necessary provision in its allowance for doubtful accounts with a corresponding charge to earnings. If Enerplus subsequently determines an account is uncollectable the account is written off with a corresponding charge to the allowance account. Enerplus' allowance for doubtful accounts balance at June 30, 2015 was $2.7 million (December 31, 2014 – $2.7 million).

(iii) Liquidity Risk & Capital Management

Liquidity risk represents the risk that Enerplus will be unable to meet its financial obligations as they become due. Enerplus mitigates liquidity risk through actively managing its capital, which it defines as debt (net of cash) and shareholders' capital. Enerplus' objective is to provide adequate short and longer term liquidity while maintaining a flexible capital structure to sustain the future development of its business. Enerplus strives to balance the portion of debt and equity in its capital structure given its current oil and natural gas assets and planned investment opportunities.

Management monitors a number of key variables with respect to its capital structure, including debt levels, capital spending plans, dividends, access to capital markets, as well as acquisition and divestment activity.

At June 30, 2015 Enerplus was in full compliance with all covenants under the bank credit facility and outstanding senior notes.

16) CONTINGENCIES

Enerplus is subject to various legal claims and actions arising in the normal course of business. Although the outcome of such claims and actions cannot be predicted with certainty, the Company does not expect these matters to have a material impact on the Consolidated Financial Statements. In instances where the Company determines that a loss is probable and the amount can be reasonably estimated, an accrual is recorded.

17) SUPPLEMENTAL CASH FLOW INFORMATION

a) Changes in Non-Cash Operating Working Capital

($ thousands)	Three months ended June 30,		Six months ended June 30,	
	2015	2014	2015	2014
Accounts receivable	$ (5,371)	$ 12,292	$ 18,696	$ (19,877)
Other current assets	(10,079)	(379)	(14,877)	544
Accounts payable	(7,321)	7,622	(768)	(36,942)
	$ (22,771)	$ 19,535	$ 3,051	$ (56,275)

b) Other

($ thousands)	Three months ended June 30,		Six months ended June 30,	
	2015	2014	2015	2014
Income taxes paid/(received)	$ 148	$ 18,521	$ (19,197)	$ 18,387
Interest paid	$ 25,936	$ 26,305	$ 32,418	$ 28,688